Mail Stop 4561

August 8, 2008

Steven Moskowitz
Chief Executive Officer
Vanity Events Holding, Inc.
43 West 33rd Street, Suite 600
New York, NY 10001

> **Re: Vanity Events Holding, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 31, 2008**
> **File No. 000-52524**

Dear Mr. Moskowitz:

We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

Sincerely,

David L. Orlic
Special Counsel

cc: <u>Via Facsimile (212) 930-9725</u>
Jonathan R. Shechter, Esq.
Sichenzia Ross Friedman Ference LLP
Telephone: (650) 988-8500